FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 06 June, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
6 June 2024
Transaction in Own Shares
NatWest Group plc (the 'Company') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
06 June 2024	278,947	316.00	312.90	314.6242	LSE
06 June 2024	11,732	313.00	313.00	313.0000	CHIX
06 June 2024	67,488	314.00	313.00	313.5671	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 16 February 2024, as announced on 19 February 2024.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 301,722,300 Ordinary Shares in treasury and have 8,323,314,323 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details:
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programmes relating to the Transactions is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
06 June 2024	08:05:17	BST	5406	313.10	BATE	1474985
06 June 2024	08:10:53	BST	5122	313.30	BATE	1481007
06 June 2024	08:10:53	BST	461	313.30	BATE	1481005
06 June 2024	08:10:53	BST	322	313.30	BATE	1481003
06 June 2024	08:17:35	BST	5113	313.00	BATE	1487518
06 June 2024	08:27:37	BST	4849	313.50	BATE	1498635
06 June 2024	08:36:00	BST	733	313.30	BATE	1508934
06 June 2024	08:36:02	BST	3691	313.30	BATE	1508982
06 June 2024	08:36:02	BST	386	313.30	BATE	1508980
06 June 2024	08:40:11	BST	5176	313.10	BATE	1513512
06 June 2024	08:55:15	BST	4790	313.30	BATE	1533612
06 June 2024	09:03:14	BST	5653	314.00	BATE	1543345
06 June 2024	09:37:12	BST	5744	314.00	BATE	1573448
06 June 2024	09:40:37	BST	6374	314.00	BATE	1576356
06 June 2024	09:40:46	BST	3214	313.90	BATE	1576490
06 June 2024	09:52:16	BST	385	314.00	BATE	1585820
06 June 2024	09:52:16	BST	662	314.00	BATE	1585822
06 June 2024	09:52:16	BST	4501	314.00	BATE	1585824
06 June 2024	09:59:26	BST	4906	313.80	BATE	1591337
06 June 2024	08:08:19	BST	5758	313.00	CHIX	1478317
06 June 2024	08:40:12	BST	5974	313.00	CHIX	1513539
06 June 2024	08:03:11	BST	5735	312.90	LSE	1472565
06 June 2024	08:05:17	BST	5331	313.10	LSE	1474983
06 June 2024	08:05:17	BST	806	313.10	LSE	1474981
06 June 2024	08:12:36	BST	6249	313.20	LSE	1482670
06 June 2024	08:17:35	BST	6097	312.90	LSE	1487520
06 June 2024	08:27:37	BST	6348	313.50	LSE	1498637
06 June 2024	08:30:18	BST	5927	313.40	LSE	1501819
06 June 2024	08:36:02	BST	6041	313.30	LSE	1508984
06 June 2024	08:40:01	BST	6184	313.30	LSE	1513358
06 June 2024	08:49:31	BST	2185	313.10	LSE	1525213
06 June 2024	08:49:31	BST	4328	313.10	LSE	1525211
06 June 2024	08:50:32	BST	6487	313.20	LSE	1526625
06 June 2024	09:01:35	BST	5588	313.90	LSE	1541954
06 June 2024	09:03:32	BST	5825	313.90	LSE	1543609
06 June 2024	09:19:49	BST	5816	314.20	LSE	1559356
06 June 2024	09:23:03	BST	2834	314.60	LSE	1562161
06 June 2024	09:23:03	BST	2972	314.60	LSE	1562163
06 June 2024	09:28:22	BST	6275	314.40	LSE	1566236
06 June 2024	09:36:32	BST	1890	314.10	LSE	1573015
06 June 2024	09:36:32	BST	3484	314.10	LSE	1573013
06 June 2024	09:40:42	BST	6238	313.90	LSE	1576425
06 June 2024	09:46:35	BST	4832	314.10	LSE	1580826
06 June 2024	09:46:35	BST	1394	314.10	LSE	1580828
06 June 2024	09:56:28	BST	1542	313.70	LSE	1589152
06 June 2024	09:56:28	BST	4419	313.70	LSE	1589150
06 June 2024	10:06:30	BST	5138	313.80	LSE	1598643
06 June 2024	10:06:30	BST	625	313.80	LSE	1598641
06 June 2024	10:19:54	BST	5933	314.50	LSE	1610211
06 June 2024	10:27:30	BST	5755	314.30	LSE	1616888
06 June 2024	10:45:22	BST	6491	315.00	LSE	1643253
06 June 2024	10:53:58	BST	6461	315.00	LSE	1655947
06 June 2024	11:07:17	BST	6499	315.00	LSE	1669299
06 June 2024	11:23:02	BST	5955	315.10	LSE	1678883
06 June 2024	11:37:30	BST	5427	315.10	LSE	1687172
06 June 2024	11:44:10	BST	4521	315.40	LSE	1691632
06 June 2024	11:44:10	BST	1500	315.40	LSE	1691630
06 June 2024	12:02:01	BST	1873	315.60	LSE	1702881
06 June 2024	12:02:01	BST	1264	315.60	LSE	1702879
06 June 2024	12:02:01	BST	2610	315.60	LSE	1702877
06 June 2024	12:03:27	BST	5625	315.50	LSE	1704110
06 June 2024	12:09:34	BST	5918	315.60	LSE	1707722
06 June 2024	12:12:08	BST	3894	315.60	LSE	1709351
06 June 2024	12:12:08	BST	2091	315.60	LSE	1709353
06 June 2024	12:19:12	BST	5583	315.30	LSE	1713454
06 June 2024	12:36:50	BST	5330	315.20	LSE	1723440
06 June 2024	12:56:36	BST	4642	315.70	LSE	1735681
06 June 2024	12:56:36	BST	1824	315.70	LSE	1735679
06 June 2024	12:59:00	BST	1733	315.70	LSE	1737237
06 June 2024	12:59:00	BST	4249	315.70	LSE	1737235
06 June 2024	13:00:32	BST	221	315.60	LSE	1738864
06 June 2024	13:00:32	BST	5537	315.60	LSE	1738862
06 June 2024	13:12:11	BST	68	315.00	LSE	1746546
06 June 2024	13:12:11	BST	5181	315.00	LSE	1746548
06 June 2024	13:21:53	BST	5844	315.40	LSE	1755863
06 June 2024	13:25:29	BST	5758	315.50	LSE	1759383
06 June 2024	13:30:46	BST	5714	315.80	LSE	1764900
06 June 2024	13:41:43	BST	6064	315.50	LSE	1775983
06 June 2024	13:56:00	BST	5317	316.00	LSE	1789565
06 June 2024	13:57:53	BST	6108	315.90	LSE	1791057
06 June 2024	14:07:55	BST	6528	316.00	LSE	1801503
06 June 2024	14:07:56	BST	4678	315.90	LSE	1801518
06 June 2024	14:07:56	BST	642	315.90	LSE	1801516
06 June 2024	14:18:05	BST	5519	315.40	LSE	1811923

Date: 06 June 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary